Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT OF

THE INTEGRATION OF KUNLUN GAS AND KUNLUN ENERGY

Reference is made to the announcement of PetroChina Company Limited (the “Company”) dated 25 November 2015 headed “The Integration of Kunlun Gas and Kunlun Energy”. According to the aforementioned announcement, the Company has entered into the letter of intent with Kunlun Energy Company Limited (“Kunlun Energy”) and the integration will be achieved by way of acquisition of the equity interests or assets of PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”) by Kunlun Energy or in other forms. The management team of the Company was authorized to execute the final agreement(s) in relation to the integration.

On 28 December 2015, the Company, Kunlun Energy and Kunlun Gas entered into “the Agreement between PetroChina Company Limited and Kunlun Energy Company Limited Regarding the Transfer of Equity Interests of PetroChina Kunlun Gas Co., Ltd.” (“Equity Transfer Agreement”). Pursuant to the Equity Transfer Agreement, the Company will transfer its 100% equity interests in Kunlun Gas (“Target Equity”) to Kunlun Energy. The consideration for the Target Equity is based on the valuation report (Zhong Qi Hua Ping Bao Zi [2015] No.1388) prepared by China Enterprise Appraisals Co., Ltd. as of 30 September 2015, the reference date, and adjusted by the capital increase, capital reduction, dividends payment or assets disposal after the reference date. The consideration for the Target Equity shall be approximately RMB14,827,093,900 as agreed among the relevant parties.

This transaction is required to be submitted for approval at a special general meeting of Kunlun Energy. After obtaining the shareholders’ approval at the special general meeting of Kunlun Energy, the transaction will be submitted to the competent governmental authorities for their approvals. The Company will complete the transferring of the Target Equity in accordance with such approvals and the Equity Transfer Agreement. Shareholders are reminded to invest rationally and are advised to exercise caution in risk of investment.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

28 December 2015

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.